Exhibit 99.2
 Life-Science Products   NEW GENERATION   PIONEERING  OFER HAVIV | PRESIDENT & CEO   May 23, 2024

 This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel and those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2  2  FORWARD LOOKING STATEMENT

 Earnings Call Q1 2024  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  3  CEO Update / By Ofer Haviv

CEO Update

Financial and Business Highlights:

- In Q1 2024, total revenues reached approximately $4.2 million compared to $0.6 million in Q1 2023. In full year 2024, anticipated continued revenue growth compared to the previous year.
- In Q1 2024, loss was approximately $3.8 million compared to $7.0 million in Q1 2023.
- Projected cash usage for 2024, without Biomica and Lavie Bio, is approximately $8 million compared to $12.5 million in 2023, a notable 36% decrease year-over-year.
- Evogene decided to cease Canonic's operations, resulting in annualized savings of $1.5 million.
- Evogene and Verb Biotics collaborate to advance probiotic innovation - produce sustainable microbial metabolites for improved human health and vitality.
- Evogene and The Kitchen FoodTech Hub established a new company 'Finally Foods' – targeting to produce sustainable protein in plants, for the food sector. Evogene holds ~40% in Finally Foods. The new company is funded by the Kitchen Hub and the Israeli Innovation Authority.

evogene DECODING BIOLOGY
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 Financial and Business Highlights:  Casterra's recent agreements with African and Brazilian seed growers, securing an addition of 900 tons - expected to fulfill all outstanding orders by end of 2024.    Biomica to present preliminary phase 1 clinical trial results for BMC128, at the 2024 ASCO conference, on June 3.  Lavie Bio received $2.5 million, the 2nd half of an upfront payment from Corteva; Announced a new collaboration agreement with Syngenta; Extended joint validation trials with Bayer for its bio fungicides, following successful testing.  - Marketing and sales for YalosTM, are expanding in US and Canada with additional crops being added for treatment. 2024 revenues anticipated to increase, compared to the previous year.  AgPlenus announced a new collaboration agreement with Bayer - entitled to an upfront payment, ongoing research funding, milestone payments, and royalties on future product sales.  Achieved a milestone with Corteva in existing collaboration agreement.   5  5  CEO Update

 Earnings Call Q1 2024  AGENDA  Financial & Business highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  6  CEO Update / By Ofer Haviv

 THE RESOURCE KILLER  LIFE-SCIENCE PRODUCTS LONG-TAIL PROCESS   > DISCOVERY  > OPTIMIZATION  > DEVELOPMENT  > REGULATION  THE CHALLENGE  finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria, to reach higher success rate for products   “Needle in the haystack”  TIME/MONEY  ApprovedProduct  7

 8  OUR   MISSION  DECODING BIOLOGY  WE MERGE SCIENCE WITH BIG DATA AND CUTTING-EDGE AI TECHNOLOGIES TO EFFECTIVELY DISCOVER AND OPTIMIZE NOVEL LIFE-SCIENCE BASED PRODUCTS.

 BIG DATA  SCIENCE  AI  OUR SOLUTION  The CPB platform, born from over a decade of intensive research and development, fueled by millions of dollars in investment, directs and accelerates life-science product discovery and optimization through dedicated AI Tech-Engines.  Computational Predictive Biology  9  Breakthrough Products   backed by Technology & Science   PLATFORM

 DISCOVERY & OPTIMIZATION   WE DIRECT AND ACCELERATE LIFE-SCIENCE PRODUCT   through 3 dedicated AI tech-engines  MICROBES   GENETIC ELEMENTS  SMALL MOLECULES  The Result:  Promising candidates addressing multiple development challenges towards successful life-science-based products.  PROBABILITY OF SUCCESS   TIME   COST   10

A WORLD OF OPPORTUNITIES FOR OUR AI TECH ENGINES


CPB
MICROBES
Microbials for crops
Therapeutic microbials
Food
Probiotics
Human & animal probiotics
Dietary supplements
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Micro Boost AI
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments
SMALL MOLECULES
Crop protection
Pharmaceuticals
Chemical stimulants
Advanced wound care
Animal healthcare
Medical device coating
Animal fertility
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Chem Pass AI
Flavors and Fragrances
GENETIC ELEMENTS
Improved crops
Medical Cannabis
Alternative food
Gene therapy
Cell therapy
Diagnostics & precision medicine
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Gene Rator AI
Bio fuel
Fragrances
Natural food coloring
Novel enzymes

evogene DECODING BIOLOGY
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12  BUSINESS STRATEGY  Capture the value of our AI tech-engines through diverse collaborative partnerships to accelerate life-science product development  Partnering with experts in specific fields complements our technology, enabling groundbreaking innovations and financial gains for Evogene.  EVOGENE AI Tech Engines  Novel Life-Science   Product  PARTNER  Specific Expertise  MAXIMUM POTENTIAL MINIMUM RISK

 Aquaculture  Licensing   Collaboration  Improved traits - canola  Crop protection  Pharmaceuticals  Microbials for crops  Therapeutic microbials  13  LICENSING & COLLABORATION | CURRENT STATUS  Food-tech  SMALL MOLECULES  GENETIC ELEMENTS  MICROBES  Immuno-oncology program  GI related disorders  Bio-stimulants  Bio-pesticides  Probiotics for Human Health  Probiotics  Herbicides  Fungicides  Insecticides  Antimicrobial resistance (AMR)  Elite castor seed varieties   Crustacean gene editing  Protein production in Plants for food-tech  Castor for bio-based industries

 14  UPDATES  Ceased operations, following challenging market conditions in the medical cannabis sector.   Estimated annualized savings ~$1.5 million.

 15  UPDATES  Collaboration agreement with Verb Biotics for probiotic products, aiming to identify and design bacteria that produce highly sustainable quantities of metabolites, for improved human health and vitality.  Synergy of combining Evogene's knowledge in bacterial-based product development (MicroBoost AI), with Verb Biotics' genomes of various microbial strains.

 16  UPDATES  -Evogene and The Kitchen FoodTech Hub established ‘Finally Foods’, for sustainable protein production in plants for the food sector.   - Finally Foods will Leverage Evogene’s GeneRator AI tech-engine.  - Pre-seed funding secured from The Kitchen Hub and the Israeli Innovation Authority.   - Evogene holds approximately 40% in the company

 Earnings Call Q1 2024  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  17  CEO Update / By Ofer Haviv

 18  Casterra, Evogene’s fully owned subsidiary, focuses on developing an integrated solution for large-scale castor bean cultivation, utilizing GeneRator AI tech-engine.  New agreements with seed growers in Africa and Brazil - boost castor seed production by approximately 900 tons in 2024.  Expected completion of existing seed orders and restocking for future orders.

 19  AgPlenus, a global leader in computational design and development of novel sustainable crop protection products, utilizing ChemPass AI tech-engine   - Licensing & collaboration agreement with Bayer to develop herbicides targeting APTH1 protein; Entitled to an upfront payment, ongoing research funding, milestone payments, and royalties on future product sales.  - Achieved a milestone in the collaboration with Corteva to develop new herbicides through a novel mode of action, APCO12.

 20  Lavie Bio, a global leader in developing next generation ag-biological products, leveraging MicroBoost AI tech-engine   Agreement with Syngenta for discovery and development of new biological insecticidal solutions.  Meeting Corteva's licensing requirements, securing second-half advanced payment of $2.5 million.  Extending joint validation trials with Bayer for bio-fungicides, following successful testing.  Partnering with Ceres Global Ag Corp. to integrate Lavie Bio's bio-inoculant YalosTM into regenerative agriculture programs in North America.

 21  Biomica specializes in developing microbiome-based therapeutics for human health, utilizing Evogene's MicroBoost AI tech-engine  Completing Phase I trial enrollment for microbiome-based immuno-oncology drug, BMC128.  Preliminary Phase 1 study data of BMC128 to be presented at ASCO 2024 Annual Conference in June.  Pre-clinical study results in IBS program, with NYU, presented at Digestive Disease Week 2024 Annual Conference in May.

 22  Group  Commercial & Financial Partners  Investment & Collaboration  Collaboration  Investment & Collaboration  Collaboration  Collaboration  Investment  Collaboration  Collaboration  Collaboration  Collaboration  Collaboration

 Earnings Call Q1 2024  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  23  CEO Update / By Ofer Haviv

 CFO UPDATE  ה  ה

 CFO UPDATE  Evogene Financial Performance Q1 2024        Three months ended  March 31,      Year ended  December 31,        2024     2023     2023        Unaudited     Audited                       Revenues     $ 4,190      $ 641      $ 5,640   Cost of revenues     310     322     1,692                       Gross profit      3,880     319     3,948                       Operating expenses:                                         Research and development, net     4,801     4,800     20,777  Sales and marketing     992     800     3,611  General and administrative     1,654     1,515     6,068  Other expenses     519      -     -                       Total operating expenses, net     7,966     7,115     30,456                       Operating loss     (4,086)     (6,796)     (26,508)                       Financing income     407     308     1,486  Financing expenses     (166)     (538)     (965)                       Financing income (expenses), net     241     (230)     521                       Loss before taxes on income     (3,845)     (7,026)     (25,987)  Tax benefit     -     (45)     (33)                       Loss      $ (3,845)      $ (6,981)      $ (25,954)

 Earnings Call Q1 2024  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  26  CEO Update / By Ofer Haviv

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